United States securities and exchange commission logo





                           June 12, 2024

       Craig F. Courtemanche, Jr.
       Chief Executive Officer
       Procore Technologies, Inc.
       6309 Carpinteria Avenue
       Carpinteria, CA 93013

                                                        Re: Procore
Technologies, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Response dated May
29, 2024
                                                            File No. 001-40396

       Dear Craig F. Courtemanche:

              We have reviewed your May 29, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 7, 2024 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 58

   1. We note your response to prior comment one; however, the adjustments for "employer payroll tax on employee
stock transactions" are not consistent with the guidance
                                                        in Question 100.01 of
the non-GAAP C&DIs. In this regard, cash payments related to employee compensation
are normal, recurring, cash operating expenses. Please revise to remove this adjustment
from each of your non-GAAP measures.
 Craig F. Courtemanche, Jr.
FirstName  LastNameCraig
Procore Technologies, Inc. F. Courtemanche, Jr.
Comapany
June       NameProcore Technologies, Inc.
     12, 2024
June 12,
Page 2 2024 Page 2
FirstName LastName
       Please contact Dave Edgar at 202-551-3459 or Christine Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Benjamin Singer